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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CapLink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Pier Avenue, Suite 123
(No. and Street)

Hermosa Beach	CA	90254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Mibu 310-937-7354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Scott Mibu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapLink Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Please see attachment CA Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles s.s.

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20 20, by Scott Mibu and N/A, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Alexis Colclasure

ALEXIS COLCLASURE
Notary Public - California
Los Angeles County
Commission # 2269315
My Comm. Expires Dec 2, 2022

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Audited Report Form X-17A-5 Part III

containing 3 pages, and dated 2/27/20
(3 pages including attachment)

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☑ form(s) of identification ○ credible witness(es)
CA DL

Notarial event is detailed in notary journal on:

Page # 91 Entry # 6

Notary contact: (310)374-4420

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe:

CapLink Securities Inc

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2019

Contents

CapLink Securities Inc

Independent Auditor's Opinion

For the Year-ended December 31, 2019

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caplink Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Caplink Securities, Inc. as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Caplink Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Caplink Securities, Inc.'s management. Our responsibility is to express an opinion on Caplink Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Caplink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Caplink Securities, Inc.'s financial statements. The supplemental information is the responsibility of Caplink Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

We have served as Caplink Securities, Inc.'s auditor since 2019.

Bloomingdale, IL

February 20, 2020

CapLink Securities Inc

Financial Statements

For the Year-ended December 31, 2019

CapLink Securities Inc
Statement of Financial Condition
For the Year-Ended December 31, 2019

Assets

Cash	$	32,975
Commission Receivable		7,500
Other Assets - Prepaid		5,950
Total assets	$	46,425

Liabilities and Shareholders' Equity

Liabilities

Accounts payable and accrued expenses	$	1,574
Commissions Payable		22,328
Total liabilities		23,902

Shareholders' equity

Common stock, .001 par value; 10,000 shares authorized		
2,000 shares outstanding		2
Additional paid-in capital		41,443
Accumulated deficit		(18,922)
Total Shareholders' equity	$	22,523
Total Liabilities and Shareholders' equity	$	46,425

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Operations
For the Year-Ended December 31, 2019

Revenues		
Commissions	$	304,651
Other income		3,000
Total revenues		307,651
Expenses		
Commission expense		235,281
Professional fees		23,491
Regulatory fees		10,452
Rent		22,042
Other operating expenses		14,160
Total expenses		305,426
Net income before income tax provision		2,225
Income tax provision		1,140
Net Income	$	1,085

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Cash Flows
For the Year-Ended December 31, 2019

Cash flow from operating activities:		
Net income		$ 1,085
Adjustments to reconcile net income to net		
cash (used in) operating activities:		
Commission Receivable	$ (7,500)	
Prepaid Expense	150	
(Decrease) in liabilities:		
Accounts payable and accrued expenses	(5,070)	
Commissions Payable	22,328	
Total adjustments		9,908
Net cash (used in) operating activities		10,993
Net cash provided by (used in) in investing activities		-
Shareholders' contributions	6,000	
Net cash provided by financing activities		6,000
Net increase in cash		16,993
Cash at beginning of year		15,982
Cash at end of year		$ 32,975
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	
Income taxes	$ 1,140	

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Changes in stockholders' equity
As of and for the Year-Ended December 31, 2019

	Common Stock		Additional Paid-in	Deficit	Total Shareholders'
	Shares	Par Value	Capital	Accumulated	Equity
Balance at January 1, 2019	2,000	$ 2	$ 35,443	$ (20,007)	$ 15,438
Shareholders contribution			6,000		6,000
Net income				1,085	1,085
Balance at December 31, 2019	2,000	$ 2	$ 41,443	$ (18,922)	$ 22,523

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Notes to Financial Statements
As of and for the Year-Ended December 31, 2019

NOTE I - SIGNIFICANT ACCOUNTING POLICIES

Organization – CapLink Securities, Inc. (the "Company") was incorporated in the State of California on April 17, 2003 under the name Centara Capital Securities, Inc. Operations began July 2004. In August 2015, the Company changed their name to CapLink Securities, Inc. and filed the change with the Secretary of the State of California. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placements
- Third party marketing of alternative investments

Revenue Recognition – Third party marketing revenue is recognized in the form of quarterly fees that are earned as a percentage of the manager's fees assessed and earned on the assets in the various funds. Marketing fees are recognized in the month that the manager charges the quarterly fees on the assets in the funds. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. On October 29, 2013, the Company began conducting business under Rule 15c3-3(k)(2)(i).

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 3 - INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

NOTE 3 – INCOME TAXES (continued)

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

NOTE 4 – EXEMPTION FROM THE SEC RULE 15C3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 5 – LEASE FOOTNOTE

The Company leases office space under a non-cancellable operating lease expiring October 31, 2020. At December 31, 2019, future minimum lease payments under this agreement were $19,250. Rent expense for the year was $22,042.

NOTE 6 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary report under SEC Rule 17a-5(e)(4) for year ending December 31, 2019 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 7 – Concentration of Customers

The Company has one major customer that accounted for approximately 47% and $142,000 of revenue for the year ended December 31, 2019.

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through February 20, 2020, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CapLink Securities Inc

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2019

CapLink Securities Inc
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Computation of net capital		
Shareholders' equity	$ 22,523	
Total Shareholders' equity		$ 22,523
Less: Non-allowable assets		
Commission Receivable	-	
Commission non-allowable	1,500	
Prepaid expense	5,950	
Total non-allowable assets		7,450
Net Capital		15,073
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,593	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 10,073
Ratio of aggregate indebtedness to net capital	1.588:1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019.

CapLink Securities Inc
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $15,073 which was $10073 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.58%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

CapLink Securities Inc

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2019

Independent Public Accountants Review **Report on CapLink Securities Inc's Exemption**

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Caplink Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Caplink Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Caplink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Caplink Securities, Inc. stated that Caplink Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Caplink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Caplink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 20, 2020

CapLink Securities Inc
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2019

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

January 26, 2020

Michael Coglianese, CPA
125 E. Lake Street, Suite 303
Bloomingdale, IL 60108

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, CapLink Securities Inc.;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;

2. We have met the identified exemption from January 1, 2019 through December 31, 2019, without exception;

3. We have no exceptions to report this fiscal year.

Sincerely,

Scott Mibu
President
CapLink Securities, Inc.